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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2009            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated August 24, 2009

2.

News Release dated September 22, 2009

3.

News Release dated September 23, 2009

4.

News Release dated September 24, 2009

5.

Interim Financial Statements for the period ended June 30, 2009

6.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: October 5, 2009	By: /s/ Simon Ridgway Simon Ridgway President and Director

news

August 24, 2009

Radius Acquires Gold Target near Dawson City, Yukon

Vancouver, Canada:  Mr. Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce that the Company has acquired a large gold target at the head of Ten Mile Creek, roughly 70km south of Dawson City in the Yukon Territory.

Ten Mile Creek is an active placer gold producing creek with significant historic production.  The head waters of Ten Mile drain an area underlain by an intrusive complex of probable Cretaceous age.  Work by previous operators in the area identified anomalous gold values in stream sediment, soil and rock samples.  The area has never been drill tested.

In 1998, Teck Resources Limited (“Teck”) staked over 200 claims in the area and in the following three seasons carried out a reconnaissance program of geological mapping, soil and rock sampling and a minor trenching program on the property.  This work outlined 5 gold-mineralized zones hosted in and adjacent to two Mesozoic quartz monzonite intrusive bodies.  Their final report summarizes the gold zones as follows:

1.

Jual Vein System: Numerous northwesterly trending, flat to moderately dipping quartz veins, stockworks and fault zones occur, with many (gold) values in the 8-16 g/t Au range. Strong northwest trending gold in soil anomalies (values from <5 to 670 ppb Au) cover a 1.4 x 0.6 km area on the Val / Jual grid. Trenching of lower order gold-in-soil anomalies peripheral to the above, yielded results of 1.6 g/t Au over 25m (including 11.1 g/t Au over 3m), and 1.0 g/t Au over 19m (including 8.5 g/t over 1.5m).

2.

Cupid Zone: this zone, similar to the Jual, lies 3km to the west and contains mineralized float to 3.5g/t Au. Quartz and altered intrusive boulders, with disseminated sulfide, were uncovered over a 600m by 500m area near Twenty Mile Creek. Galena is the most common sulfide with minor pyrite. The Jual Vein system and the Cupid zone may be connected on the basis of gold anomalous streams and reconnaissance soils with values up to 70ppb Au.

3.

Ten Grid: an open ended, 1.6km long gold/arsenic soil anomaly, with values up to 255 ppb Au and 1280 ppm As, occurs 4.5 km to the southeast of the Cupid Zone. The anomaly covers the contact between a metasedimentary unit and an intrusion. The strong correlation between gold and arsenic on the anomaly suggests that the style of mineralization here is distinct from that exposed in the Jual Vein System.

4.

Ten West: Quartz vein float with values up to 3.76g/t Au and reconnaissance soil anomalies to 150ppb Au and 220ppm As occur 2km to the southwest of the Ten Grid. The gold/arsenic signature and presence of arsenopyrite suggests a similarity and possible continuity between the Ten Grid and Ten West zones.

5.

Galena Creek-Five Mile: At the south end of the property, sheeted quartz veins with values up to 3.98g/t Au, quartz stringers carrying 5.36g/t Au, anomalous reconnaissance soils and local stream sediments exceeding 1g/t Au occur along trend of anomalies.

Much of the Property has not been tested by soil or rock sampling.  After completion of a follow-up ground program (to commence shortly), Radius intends to test the above gold targets by drilling.

The property was acquired in part by staking and in part under an option agreement with Bernie Kreft, a Yukon resident and renowned prospector. The option agreement calls for cash and share payments to Mr. Kreft, and an initial sampling program.  As well, a 1.0% NSR is payable to Mr. Kreft and a 1.5% NSR is payable to Teck.  Radius has the right to reduce the Kreft NSR to 0.25% for $1.0 million.

The historic results reported in this release were outlined in Teck’s January 2001 assessment report “2000 Geological and Geochemical report on the Ten Mile Creek Property” filed with the Mining recorders Office, Dawson, Y.T in January 2001. The reader is cautioned that Radius has not yet completed sufficient work to verify Teck’s results. However, Teck’s exploration work is believed to be of high quality. Samples were prepared and assayed at Eco-Tech Labs, Kamloops. Gold was assayed by Fire Assay/AAS finish, and multi-element geochemistry by ICP Aqua Regia.

Qualified Person

The scientific and technical information in this release was prepared under the supervision of David Cass, Radius Gold's Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects across the Americas. In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project. Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news

September 22, 2009

Radius Options Ten Mile Creek property to Solomon Resources

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that it has agreed to option the Ten Mile Creek project to Solomon Resources Limited.  Solomon can earn a 51% interest in the property by spending $2.5m on exploration and making staged cash and share payments of $500,000 cash and 1 million shares over 3 years, according to the following schedule:

•

Issuing to Radius 500,000 shares upon signing and TSX approval of the transaction.

•

Paying $100,000 in cash and issuing 100,000 common shares of Solomon Resources to Radius on May 21st, 2010, and committing to spend $350,000 during the 2010 exploration season;

•

Paying $150,000 cash and issuing 150,000 common shares of Solomon Resources to Radius on May 21st, 2011, and committing to spend $650,000 during the 2011 exploration season;

•

Paying $250,000 cash plus issuing 250,000 common shares of Solomon Resources on May 21st, 2012, and committing to spend $1,500,000 during the 2012 exploration season.

On completion of the earn-in, a 51/49 joint venture would be formed going forward.  The joint venture would cover all costs related to the project on a pro rated basis.

Background

Ten Mile Creek is an active placer-gold-producing creek with significant historic production.  The headwaters of Ten Mile drain an area underlain by an intrusive complex of probable Cretaceous age.  Work by previous operators in the area identified anomalous gold values in stream sediment, soil and rock samples.  The area has never been drill tested.

In 1998, Teck Resources Limited staked over 200 claims in the area, and in the following three seasons it carried out a reconnaissance program of geological mapping, soil and rock sampling, and a minor trenching program on the property.  This work outlined five gold mineralized zones hosted in and adjacent to two Mesozoic quartz monzonite intrusive bodies.  Teck’s final report summarizes the gold zones as follows.

Jual Vein System

Numerous northwesterly trending, flat to moderately dipping quartz veins, stockworks and fault zones occur, with many (gold) values in the range of eight to 16 grams per tonne (g/t) gold.  Strong northwest-trending gold-in-soil anomalies (values from less than five to 670 parts per billion gold) cover a 1.4-by-0.6-kilometre area on the Val/Jual grid.  Trenching of lower-order gold-in-soil anomalies, peripheral to the preceding, yielded results of 1.6 g/t gold over 25 metres (including 11.1 g/t gold over three metres) and 1.0 g/t gold over 19 metres (including 8.5 g/t over 1.5 metres).

Cupid Zone

This zone, similar to the Jual, lies three kilometres to the west and contains mineralized float to 3.5 g/t gold. Quartz and altered intrusive boulders, with disseminated sulphide, were uncovered over a 600-metre-by-500-metre area near Twenty Mile Creek.  Galena is the most common sulphide, with minor pyrite.  The Jual vein system and the Cupid zone may be connected on the basis of gold-anomalous streams and reconnaissance soils with values up to 70 parts per billion gold.

Ten Grid

An open-ended, 1.6-kilometre-long gold/arsenic soil anomaly, with values up to 255 parts per billion gold and 1,280 parts per million arsenic, occurs 4.5 kilometres to the southeast of the Cupid zone.  The anomaly covers the contact between a metasedimentary unit and an intrusion.  The strong correlation between gold and arsenic on the anomaly suggests that the style of mineralization here is distinct from that exposed in the Jual vein system.

Ten West

Quartz vein float with values up to 3.76 g/t gold, and reconnaissance soil anomalies to 150 parts per billion gold and 220 parts per million arsenic occur two kilometres to the southwest of the Ten grid.  The gold/arsenic signature and presence of arsenopyrite suggest a similarity and possible continuity between the Ten grid and Ten West zones.

Galena Creek-Five Mile

At the south end of the property, sheeted quartz veins with values up to 3.98 g/t gold, quartz stringers carrying 5.36 g/t gold, anomalous reconnaissance soils and local stream sediments exceeding one g/t gold occur along trend of anomalies.

The historic results reported in this release were outlined in Teck’s January, 2001 assessment report entitled, “2000 Geological and Geochemical report on the Ten Mile Creek Property,” filed with the Mining Recorder's Office, Dawson, Yukon, in January, 2001.

The reader is cautioned that Radius has not yet completed sufficient work to verify Teck’s results. However, Teck’s exploration work is believed to be of high quality.  Samples were prepared and assayed at Eco-Tech Labs, Kamloops.  Gold was assayed by fire assay/AAS finish and multi-element geochemistry by ICP aqua regia.

Qualified Person

The scientific and technical information in this release was prepared under the supervision of David Cass, Radius Gold's Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties on promising gold projects across the Americas.  In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project.  Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news

September 23, 2009

Radius Gold Options Tlacolula Silver Project in Mexico to

Fortuna Silver Mines Inc.

Vancouver, Canada:  Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU) is pleased to announce that the Company optioned its Tlacolula silver project in Oaxaca, Mexico to Fortuna Silver Mines Inc. (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2 million, which includes a commitment to drill 1,500 meters within 3 years, and making staged annual payments of US$250,000 cash and US$250,000 in common stock according to the following schedule:

•

$20,000 cash and $20,000 cash equivalent in shares upon signing.

•

$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary.

•

$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary.

•

$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary.

•

$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

The Tlacolula property is located 14km E-SE of the city of Oaxaca, 20km north of the Taviche District, where high-grade silver and gold-bearing low sulphidation epithermal vein mineralization has been mined since Spanish colonial times.  The property lies some 16km west of the Cobre Grande Cu-Mo-Zn-Ag skarn project (Linear Metals Corporation) and 30km northeast of Fortuna’s 100% owned San Jose silver-gold development project.

The project area is roughly 12,000 ha in size and is largely underlain by Tertiary rhyolitic to andesitic tuffs and minor flows, underlain by Cretaceous limestones, sandstones and siltstones, with the basement formed by the Oaxaca metamorphic complex, which is locally exposed by thrust faulting. Tertiary granodiorites-granites intrude the sequence.

A stream sediment sampling program carried out by Radius generated a number of anomalies ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow up work identified a NW trending zone of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite were observed in the veins and in the breccias.  The vein zone has been traced for over 1.5km.  Continuous chip samples along stream channels and local road cuts in these veins and breccia zones returned up to:

Sample length (m)	Ag (g/t)
21.5	130.8
including 12.1	183.4
3.2	294.5
including 1.5	465
0.3	1,335

These results were first published in Radius’ news release dated February 4, 2008 (please see www.radiusgold.com for more details.)

Qualified Person

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a “Qualified Person” in accordance with National Instrument 43-101.

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties and joint ventures on promising gold projects across the Americas. In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project. In Nicaragua, B2Gold is exploring Radius’ extensive land holdings and investigating early gold production opportunities from the Pavon project.  Radius recently optioned the Nueva California project in Peru for 1-million shares in Focus Ventures and royalty interests in any future production from the project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news

September 24, 2009

Radius Gold Receives 1-million Focus Ventures Shares

Vancouver, Canada:  Ralph Rushton, a Director of Radius Gold Inc. (TSX-V: RDU), is pleased to report that with the graduation of Focus Ventures Ltd. (“Focus”) to Tier 2 of the TSX Venture Exchange, the assignment agreement announced on March 18, 2009 between Radius and Focus covering the Nueva California gold project in Peru has been approved by the Exchange.

As per the terms of the agreement, Focus has issued one million common shares in the capital of Focus to Radius, and paid Radius US$50,000 cash.  Focus has also granted to Radius a 1.5% net smelter return royalty on the property. At the close of markets on September 23, Focus’ shares traded at $0.64.

Simon Ridgway, the President and CEO of Radius, commented:  “Radius now has a solid stake in future exploration success at Nueva California.  We’re excited to watch this project progress and look forward to seeing drill results in the near future. ”

About Radius

Radius Gold Inc. has been exploring for gold in Central America for nearly a decade, and management is currently assembling a portfolio of royalties and joint ventures on promising gold projects across the Americas. In Guatemala, under joint venture with Kappes Cassidy, Radius is developing a small, high grade gold mining operation on the Tambor project. In Nicaragua, B2Gold is exploring Radius’ extensive land holdings and investigating early gold production opportunities from the Pavon project.

For further information on Radius Gold Inc. and its properties, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Ralph Rushton”

Ralph Rushton, Director

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

FINANCIAL REVIEW

Second Quarter Ended June 30, 2009

 (An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

 (Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2009.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2009	2008
ASSETS

CURRENT
Cash and cash equivalents	$ 477,935	$ 772,989
Marketable securities (Note 6)	1,060,975	1,486,139
Advances and other receivables (Note 9)	64,193	96,683
GST receivable	13,389	10,399
Due from related parties (Note 9)	124,837	168,877
Prepaid expenses and deposits	50,098	60,697
	1,791,427	2,595,784

LONG-TERM DEPOSITS	22,063	22,063
VAT RECOVERABLE	40,022	39,945
PROPERTY & EQUIPMENT (Note 7)	217,500	245,559
MINERAL PROPERTIES (Note 8)	14,361,495	13,874,003
	$ 16,432,507	$ 16,777,354

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 9)	$ 123,150	$ 227,480
FUTURE INCOME TAX LIABILITY	886,000	886,000
	1,009,150	1,113,480

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 10)	42,587,194	42,587,194
CONTRIBUTED SURPLUS	4,332,232	4,329,806
DEFICIT	(31,491,726)	(31,209,395)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	(4,343)	(43,731)
	15,423,357	15,663,874
	$ 16,432,507	$ 16,777,354

Nature of operations and ability to continue as a going concern (Note 1)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                                       , Director

     “Mario Szotlender”                         , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2009	2008	2009	2008

EXPENSES
Amortization	$ 22,446	$ 12,080	$ 40,334	$ 26,794
Consulting fees (Note 9)	(13,041)	17,203	22,683	37,140
Legal and accounting fees	31,885	21,499	31,885	32,289
Management fees & salaries (Note 9)	15,000	15,000	30,000	30,000
Non-cash compensation charge (Note 10)	2,426	154,706	2,426	154,706
Office and miscellaneous	10,349	11,072	28,657	29,286
Public relations	7,949	23,649	14,195	47,106
Rent and utilities	9,163	10,524	15,126	24,117
Repair and maintenance	1,231	7,215	3,772	13,024
Salaries and wages (Note 9)	48,683	94,490	98,858	169,038
Telephone and fax	4,426	6,052	7,804	10,979
Transfer agent and regulatory fees	3,919	3,797	9,991	11,856
Travel and accommodation	7,729	24,529	17,802	83,530
	(152,165)	(401,816)	(323,533)	(669,865)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	(16,027)	30,253	(5,286)	(3,886)
Gain on disposal of property and equipment	2,711	-	2,711	2,750
Gain on sale of marketable securities	3,862	-	11,721	-
Investment income (net)	14,488	24,501	32,056	62,254
Other income	-	-	-	45
Write off of prepaid expenses and deposits	-	(18,352)	-	(18,352)
	5,034	36,402	41,202	42,811

Net loss for the period	(147,131)	(365,414)	(282,331)	(627,054)

Deficit, beginning of the period	(31,344,595)	(23,869,816)	(31,209,395)	(23,608,176)

Deficit, end of the period	$ (31,491,726)	$ (24,235,230)	$(31,491,726)	$(24,235,230)

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	53,548,488	53,548,488	53,548,488	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2009	2008	2009	2008

NET LOSS	$ (147,131)	$ (365,414)	$ (282,331)	$ (627,054)

Other comprehensive income, net of tax
Unrealized gain ( loss) on available-for-sale marketable securities	27,276	(46,691)	39,388	6,684

COMPREHENSIVE LOSS	$ (119,855)	$ (412,105)	$ (242,943)	$ (620,370)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2009	2008	2009	2008

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (147,131)	$ (365,414)	$ (282,331)	$ (627,054)
Items not involving cash:
Amortization	22,446	12,080	40,334	26,794
Gain from disposal of asset	(2,711)	-	(2,711)	(2,750)
Write off of prepaid expenses and deposits	-	18,352	-	18,352
Non-cash compensation charge	2,426	154,706	2,426	154,706
	(124,970)	(180,276)	(242,282)	(429,952)
Changes in non-cash working capital items:
Advances and other receivables	89,794	70,439	32,490	(36,191)
GST receivable	(7,187)	(5,015)	(2,990)	6,995
Prepaid expenses	22,279	(157,047)	10,599	(152,501)
Accounts payable and accrued liabilities	(101,241)	120,873	(104,330)	133,839
	(121,325)	(151,026)	(306,513)	(477,810)

INVESTING ACTIVITIES
Marketable securities	331,460	972,680	464,552	947,999
Due from related parties	(21,444)	(60,260)	44,040	(49,177)
Expenditures on deferred exploration costs	(261,635)	(1,093,930)	(487,492)	(2,069,882)
VAT recoverable	378	-	(77)	-
Proceeds from sale of assets	5,040	-	5,040	10,204
Purchase of property & equipment	(2,960)	(7,748)	(14,604)	(105,573)
	50,839	(189,258)	11,459	(1,266,429)

DECREASE IN CASH AND CASH EQUIVALENTS	(70,486)	(340,284)	(295,054)	(1,744,239)

Cash and cash equivalents – beginning of period	548,421	974,559	772,989	2,378,514

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 477,935	$ 634,275	$ 477,935	$ 634,275

Non-cash Transactions – Note 11

See Accompanying Notes

	Guatemala		Nicaragua		Mexico	Peru		Canada	Period Ended		Year Ended
	General	Mineral	General	Mineral	General	Mineral	Mineral	General	Mineral	June 30,	December 31,
	Exploration	Properties	Exploration	Properties	Exploration	Properties	Properties	Exploration	Properties	2009	2008
ACQUISITION COSTS
BALANCE - BEGINNING OF PERIOD	$ -	$4,142,864	$ -	$ 82,482	$ -	$ -	$ 210,566	$ -	$ -	$ 4,435,912	$ 4,549,042
Cash	-	-	-	-	-	-	62,059	-	74,375	136,434	36,817
Write-off Acquisition Costs	-	-	-	-	-	-	-	-	-	-	(149,947)
BALANCE - END OF PERIOD	-	4,142,864	-	82,482	-	-	272,625	-	74,375	4,572,346	4,435,912

DEFERRED EXPLORATION COSTS
BALANCE - BEGINNING OF PERIOD	$ -	$ 5,133,547	$ -	$ 3,814,468	$ -	$ 203,977	$ 286,099	$ -	$ -	$ 9,438,091	$ 11,373,988

Property Payment/Investigation	-	-	-	-	-	-	-	-	-	-	4,621
Automobile	52	-	281	-	2,101	-	-	-	-	2,434	164,677
Camp, food and supplies	433	-	-	8,870	132	-	-	-	-	9,435	148,131
Drafting, maps and printing	-	-	-	226	-	-	-	75	-	301	10,830
Drilling	-	-	-	-	-	-	-	-	-	-	416,555
Exploration administration	10	-	-	2,216	36	-	321	-	-	2,583	38,479
Foreign Exchange	-	-	-	525	171	-	-	-	-	696	3,118
Environment	-	-	-	22	-	-	-	-	-	22	47,462
Geochemistry	-	-	-	1,580	1,428	-	-	-	-	3,008	272,418
Geological consulting (Note 9)	902	-	55,994	6,165	2,876	-	21,719	3,662	2,865	94,183	876,604
Other consulting	-	-	-	6,588	-	-	-	-	-	6,588	184,552
Legal and accounting	4,773	-	-	9,613	4,675	-	-	-	-	19,061	124,042
Licences, rights and taxes	-	-	-	103,927	7	5,565	-	-	-	109,499	322,920
Linecutting & trenching	-	-	-	359	-	-	-	-	-	359	48,361
Materials	-	-	-	-	-	-	-	-	-	-	58,.062
Maintenance	390	-	-	-	-	-	-	-	-	390	40,693
Miscellaneous	411	-	-	933	20	-	-	-	-	1,364	8,030
Medical expenses	2,180	649	1,728	656	1,145	-	-	-	-	6,358	31,452
Public relations	235	-	-	98	-	-	-	-	-	333	178,625
Road building	-	-	-	-	-	-	-	-	-	-	15,808
Rent and utilities	3,544	-	-	7,374	-	-	-	-	-	10,918	89,394
Rental equipment	-	-	-	-	-	-	-	-	-	-	2,909
Salaries and wages	12,283	12,318	6,073	4,677	5,839	-	5,839	-	-	47,029	364,467
Shipping	171	-	-	1,655	704	-	-	-	-	2,530	36,227
Telephone and communications	-	-	141	4,256	281	-	-	-	-	4,678	45,464
Travel and accommodation	5,308	-	224	8,226	171	-	-	-	21,060	34,989	121,330
	30,692	12,967	64,441	167,966	19,586	5,565	27,879	3,737	23,925	356,758	3,655,231
Expenditures Recovered	-	-	-	(5,700)	-	-	-	-	-	(5,700)	-
Write-off Exploration Costs	-	-	-	-	-	-	-	-	-	-	(5,591,128)
BALANCE - END OF PERIOD	30,692	5,146,514	64,441	3,976,734	19,586	209,542	313,978	3,737	23,925	9,789,149	9,438,091

TOTAL MINERAL PROPERTIES - END OF PERIOD	$ 30,692	$ 9,289,378	$ 64,441	$ 4,059,216	$ 19,586	$ 209,542	$ 586,603	$ 3,737	$ 98,300	$ 14,361,495	$ 13,874,003

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At June 30, 2009, the Company had not yet achieved profitable operations, has accumulated losses of $31,491,726 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

Basis of Presentation

Management has prepared the period ending June 30, 2009 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included for the year ended December 31, 2008. These interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the significant accounting policies summarized below.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

2.

Basis of Presentation – (cont’d)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Change in Accounting Policies

Goodwill and Intangible Assets

Effective for interim and annual financial statements for years beginning on or after October 1, 2008, CICA Handbook Section 3064, Goodwill and Intangible Assets, will replace CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, and results in withdrawal of CICA Handbook Section 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA Handbook Section 1000, Financial Statement Concepts.  The adoption of this new standard did not have a material impact on the financial statements for the periods presented.

Future Accounting Changes

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.

Change in Accounting Policies – (cont’d)

Future Accounting Changes – (cont’d)

In January 2009, the CICA issued Section 1582, “Business Combinations”, Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces existing guidance.  Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier adoption permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The Company is currently evaluating the impact of the adoption of these new sections on its financial statements.

4.

Financial Instruments and Risk Management

As at June 30, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at June 30, 2009, cash totalling $210,123 (December 31, 2008 - $270,878) was held in US dollars, $8,501 (December 31, 2008 - $43,630) in Nicaragua Cordoba, $10,879 (December 31, 2008 - $14,268) in Guatemala Quetzal, $9,762 (December 31, 2008 - $7,527) in Mexican Pesos and $1,484 (December 31, 2008 - $1,168) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six month period ended June 30, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, Canadian provincial government bonds, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources will be sufficient to carry out its exploration programs and operating costs for the next twelve months.  However, in response to current economic climate, the Company continues to take steps to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that conditions improve.

6.

Marketable Securities

Marketable securities are recorded at market value as they are considered available-for-sale.  Included in marketable securities are 7,406 common shares of a company with directors in common.  The portfolio of marketable securities consists of short term notes with a yield of 0.95%, corporate bonds with a yield range of 1.41% - 5.64%, pool fund bonds with a yield of 4.18%, and preferred equities with a yield range of 4.43% - 6.34%.  An unrealized gain of $39,388 was recorded in other comprehensive income for the six month period ended June 30, 2009.

7.

Property and Equipment

	Six months ended June 30, 2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,804	$ 1,926
Trucks	353,867	240,059	113,808
Computer equipment	169,441	106,286	63,155
Furniture and equipment	31,558	10,940	20,618
Geophysical equipment	36,178	21,362	14,816
Website	8,433	5,256	3,177
	$ 617,207	$ 399,707	$ 217,500

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.

Property and Equipment – (cont’d)

	Year ended December 31, 2008
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 15,563	$ 2,167
Trucks	367,672	226,637	141,035
Computer equipment	166,240	97,797	68,443
Furniture and equipment	23,067	9,353	13,714
Geophysical equipment	36,178	19,716	16,462
Website	8,433	4,695	3,738
	$ 619,320	$ 373,761	$ 245,559

8.

Mineral Properties

Details of the Company’s mineral property interests as of December 31, 2008 are disclosed in full in the consolidated financial statements for the year ended December 31, 2008.  Significant mineral property transactions that have occurred in the six month period ended June 30, 2009 are as follows:

Peru

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.  If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

The Company subsequently agreed to assign the Option to Focus Ventures Ltd. (“Focus”) with due diligence to be performed by Focus prior to proceeding with the assignment.  In May 2009, Focus completed its due diligence work on the Property and agreed to proceed.   Focus will assume all of the Company’s obligations under the Option, will issue to the Company 1,000,000 common shares in the capital of Focus, pay to the Company US$50,000 cash, and grant to the Company a 1.5% net smelter return royalty on the Property.  The Company and Focus have common directors and officers, and the agreement between the two companies is subject to TSX Venture Exchange approval.

Canada (Yukon Territory)

In June 2009, the Company acquired an interest in a large gold target at the head of Ten Mile Creek, roughly 70km south of Dawson City in the Yukon Territory.  The Property is comprised of 258 claims acquired by staking, and 54 claims (the “Kreft Claims”) pursuant to an option agreement with the owner, Bernie Kreft.  Mr. Kreft has granted the Company the option to acquire a 100% interest in the Kreft Claims in consideration for cash and share payments to Mr. Kreft, and an initial sampling program.  As well, a 1.0% NSR is payable to Mr. Kreft and an underlying 1.5% NSR is payable to Teck Resources Limited.  The Company has the right to reduce the Kreft NSR to 0.25% by paying Mr. Kreft $1.0 million.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

8.

Mineral Properties – (cont’d)

Nicaragua

In June 2009, the Company granted B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s mineral property portfolio in Nicaragua.   The agreement with B2Gold consists of three parts:

1.

Trebol, Pavon and San Pedro Properties (the “Properties”)

The Company has granted B2Gold an option to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration of any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4m, it will own a 60% interest in all of the Properties and a joint venture will be formed in under which each party will contribute its prorated share of the exploration costs.

2.

Production from the Pavon Resource Property

In 2005 Meridian Gold completed a 2 stage exploration drill program at the Pavon vein system.  Internal company work by Meridian led to the outlining of a conceptual gold resource on specific parts of the Pavon vein system which are being contemplated separately to the Properties described above.

The Company has granted B2Gold an option to review the conceptual gold resource outlined by Meridian Gold.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within 3 years.  After production is achieved, 100% ownership of the Pavon Resource Property will be transferred to B2Gold and the Company will receive 40% of the net cash flow generated from the operation.

3.

The Regional Exploration Projects

The Company has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua and has agreed to provide this data to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration of it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture between the Company and B2Gold will be formed.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the six months ended June 30,
	2009	2008
Expenses:
Management fees	$ 30,000	$ 30,000
Consulting	1,250	9,100
Salaries and benefits	25,813	47,502
Mineral property costs:
Geological consulting fees	13,750	116,600
Salaries and benefits	34,165	40,711
	$ 104,978	$ 243,913

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $334 (December 31, 2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $124,837 (December 31, 2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $20,900 (December 31, 2008: $10,082) payable to officers and Directors of the Company.

10.

Share Capital

Authorized:  Unlimited common shares without par value

As at June 30, 2009, there were 53,548,488 common shares outstanding with a recorded value of $42,587,194.  There was no share capital activity for the six months ended June 30, 2009 or for the year ended December 31, 2008.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to Investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Six months ended June 30, 2009		Year ended December 31, 2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	5,025,000	$0.58	5,150,000	$0.63

Forfeited / Expired	(205,000)	0.60	(870,000)	0.65
Granted	-	-	745,000	0.26
Outstanding, end of period	4,820,000	$0.57	5,025,000	$0.58
Exercisable, end of period	4,820,000		5,010,000

At June 30, 2009, there were 4,820,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
50,000	$0.48	August 29, 2009	0.16
2,170,000	$0.70	February 21, 2011	1.65
835,000	$0.52	April 16, 2012	2.80
50,000	$0.62	May 31, 2012	2.92
1,050,000	$0.56	September 5, 2012	3.19
665,000	$0.26	May 5, 2013	3.85
4,820,000			2.48

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

10.

Share Capital – (cont’d)

Stock Options – (cont’d)

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. There was $2,426 in non-cash compensation charge for the six month period ending June 30, 2009 (2008: $154,706).

The weighted fair value of share purchase options is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating the fair value are expected dividend yield of 0%; expected volatility; risk-free interest rate; and expected term.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The following table reconciles the Company’s contributed surplus:

	Six months ended June 30, 2009	Year ended December 31, 2008
Balance, beginning of period	$ 4,329,806	$ 4,164,587
Options vested	2,426	165,219
Options exercised	-	-
Balance, end of period	$ 4,332,232	$ 4,329,806

11.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico.

Details of identifiable assets by geographic segments are as follows:

	June 30,	December 31,
	2009	2008
Total Assets
Canada	$ 1,750,164	$ 2,358,268
Caymans	46,322	48,919
Guatemala	9,402,573	9,381,966
Nicaragua	4,315,649	4,177,495
Mexico	284,378	273,329
Peru	631,676	535,539
Other	1,745	1,838
	$ 16,432,507	$ 16,777,354

Property & Equipment
Canada	$ 70,789	$ 69,679
Guatemala	1,687	1,941
Nicaragua	137,735	164,165
Mexico	-	3,620
Peru	7,289	6,154
	$ 217,500	$ 245,559

Resource Properties Acquisition
Canada	$ 74,375	$ -
Guatemala	4,142,864	4,142,864
Peru	272,625	210,566
Nicaragua	82,482	82,482
	$ 4,572,346	$ 4,435,912

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

For the Six Month Period Ended June 30, 2009

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

12.

Segmented Information – (cont’d)

	June 30,	December 31,
	2009	2008
Deferred Exploration Costs
Canada	$ 27,662	$ -
Guatemala	5,177,206	5,133,547
Peru	313,978	286,099
Mexico	229,128	203,977
Nicaragua	4,041,175	3,814,468
	$ 9,789,149	$ 9,438,091

13.

Accumulated Other Comprehensive Income

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	39,388
Balance at June 30, 2009	$ (4,343)

14.

Comparative Figures

Certain comparative figures for the six month period ending June 30, 2008 have been reclassified to conform to the presentation adopted for the current year.

#

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2009

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2009.  The following information, prepared as of August 27, 2009, should be read in conjunction with the June 30, 2009 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The June 30, 2009 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company has been exploring for gold in Central America for nearly a decade.  In Guatemala, under joint venture with Kappes Cassidy, the Company is developing a small, high grade gold mining operation on the Tambor project.  Management is currently reviewing prospective, advanced-staged gold projects and strategic opportunities brought about by the current market, with the goal of assembling a portfolio of royalties on promising projects across the Americas.  To this end, Radius recently optioned out its properties in Nicaragua and the Nueva California project in Peru, and acquired interests in a prospective gold property in the Yukon Territory.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Tambor Project hosts an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

Underground work was conducted in 2007 to provide information on the structural controls, continuity and grade of the high grade gold mineralization and hence the potential to develop additional resources.  The exploration adit intersected the target vein as planned 202.1m into the hill.  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

In order to understand the continuity of the mineralized structure and plunge of the vein, four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).  All four cross cuts intercepted the zone and confirmed the continuity of the shoot and demonstrated the assumed easterly-dipping plunge to the high grade mineralized.

In early 2008, metallurgical testwork performed on a 90kg sample collected from underground workings returned very encouraging results and confirmed the free milling, coarse grained nature of the gold at Tambor and its amenability to gravity pre-concentration as the principal method of recovery, followed by either cyanidation or flotation.  The sample head grade ranged from 36 g/t to 40.7 g/t Au.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) to develop the deposit.  The agreement envisages an initial 150 tonne per day operation from both underground and surface pits, exploiting gold mineralization hosted by a series of high-grade mesothermal quartz veins and stockworks.  KCA is an established Reno-based firm that specializes in development, engineering and metallurgical plants for mining projects.  It is currently designing three large projects in Mexico and one in Bolivia.  It recently successfully completed the US$104 million Ocampo project in Mexico for Gammon Lake Resources.

Permitting is currently underway by KCA for a small gold operation at Tambor. Production is planned for 2010, subject to the necessary government permits and approvals.

Terms of the Agreement

Radius owns 100% of the Tambor project.  KCA can earn a 51% interest in Tambor by spending a total of US$6.5M on the property within 4 years through staged annual expenditure commitments, or by putting the property into commercial production within 4 years.  When KCA has earned its 51%, a joint venture will be formed between KCA and Radius.

Once commercial production has been achieved, KCA will receive preferential payback of 75% (Radius 25%) of after-tax cash flow from initial production until it receives an amount equal to its investment, less US$2 million. At that point, Radius will receive 75% of the after-tax cash flow (KCA 25%) until it too receives the amount of preferential cash flow received by KCA, after which revenues will be split on a 51:49 basis (KCA:Radius).

Nicaragua

Radius began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources; specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), Radius’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in Radius’s entire Nicaragua mineral property portfolio.  The agreement with B2Gold consists of 3 parts:

1.

Trebol, Pavon and San Pedro

Radius has granted B2Gold an option to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration of any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4m, it will own a 60% interest in all of the Properties and a joint venture will be formed in under which each party will contribute its pro rated share of the exploration costs.

2.

Production from the Pavon Resource Property

In 2005 Meridian Gold completed a 2 stage exploration drill program at the Pavon vein system.  Internal company work by Meridian led to the outlining of a conceptual gold resource on specific parts of the Pavon vein system which are being contemplated separately to the Properties described above.

Under the Pavon Resource Property agreement, B2Gold will have an option to review the conceptual gold resource outlined by Meridian Gold.  If B2Gold feels that there is potential to mine any or all of the resource, it will have an option to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon Resource Property will be transferred 100% to B2Gold and Radius will receive 40% of the net cash flow generated from the operation.

3.

The Regional Exploration Projects

Radius has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua. It has agreed to provide this to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, Radius will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration of it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture will be formed.

Peru

Rubi

Radius was granted an option to acquire a 100% interest in on the Rubi Project in late 2007.  The Company conducted an initial exploration incorporating regional scale mapping over the property, and prospect-scale mapping in the Minas Rubi, San Andres, Minas Chapi and San Sebastien areas, including rehabilitation of underground tunnels at Rubi and underground channel sampling.  A total of 594 rock channel samples were taken for assay.

Pursuant to agreements signed in October 2008, the option to acquire 100% of the Project was amended so that the option was held by the Company and International Minerals Corporation (“IMC”) as joint venture partners to further explore the Project.  The option obligations included making a series of payments to the property owner and incurring exploration expenditures on the Project.  Towards earning its interest in the joint venture arrangement with Radius, IMC funded the first year’s exploration expenditures and completed geological mapping and surface sampling.  A preliminary drill program was conducted in April and May, 2009.  Results of the drilling were not encouraging and the gold and silver values attained from sampling on surface and in underground workings were found to diminish at depth, coincident with a general increase in calcite and general weakening of the vein system.  As a result, Radius and IMC jointly decided subsequent to the quarter end to terminate their option on the Project.

Nueva California

In March 2009, the Company was granted an option (the “Option”) to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  To earn the 100% interest, the Company must spend US$3 million in exploration, and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years.  In the first year, the Company must make payments of US$150,000 to the owner (of which US$50,000 was paid on signing) and exploration expenditures of US$200,000.  If the Option is exercised, the Company must pay to the owner US$4 per ounce of gold defined in the reserve category as determined by a bankable feasibility study, and US$4 per ounce of gold produced during a 6-year period thereafter that is over and above the number of ounces defined in such a study, up to a maximum of 2.5 million ounces, or US$10 million.

The Company subsequently agreed to assign the Option to Focus Ventures Ltd. (“Focus”).  Focus conducted due diligence work on the Property, including sampling which returned a high grade intercept of 22 g/t Au + 119 g/t Ag over 5m within highly brecciated and silicified shales from a newly accessible mine heading in Level 3390 (see Focus news release May 21, 2009).

Based on the results of its due diligence work, Focus advised the Company in May 2009 that it will proceed with the assignment of the Option.  Focus will assume all of Radius’s obligations under the Option, will issue to Radius 1,000,000 common shares in the capital of Focus at a deemed price of $0.20 per share, pay to Radius $50,000 cash, and grant to Radius a 1.5% net smelter return royalty on the Property.  Radius and Focus have common directors and officers, and the assignment of the Option is subject to TSX Venture Exchange approval.

Yukon Territory

10 Mile Creek Property

In June 2009, the Company acquired a large gold target at the head of Ten Mile Creek, roughly 70km south of Dawson City in the Yukon Territory.

Ten Mile Creek is an active placer gold producing creek with significant historic production.  The head waters of Ten Mile drain an area underlain by an intrusive complex of probable Cretacous age.  Work by previous operators in the area identified anomalous gold values in stream sediment, soil and rock samples.  The area has never been drill tested.

In 1998, Teck Resources staked over 200 claims in the area and in the following three seasons carried out a reconnaissance program of geological mapping, soil and rock sampling and a minor trenching program on the property.  This work outlined 5 gold-mineralized zones hosted in and adjacent to two Mesozoic quartz monzonite intrusive bodies.  Their final report summarizes the gold zones as follows:

1.

Jual Vein System: Numerous northwesterly trending, flat to moderately dipping quartz veins, stockworks and fault zones occur, with many (gold) values in the 8-16 g/t Au range. Strong northwest trending gold in soil anomalies (values from <5 to 670 ppb Au) cover a 1.4 x 0.6 km area on the Val / Jual grid. Trenching of lower order gold-in-soil anomalies peripheral to the above, yielded results of 1.6 g/t Au over 25m (including 11.1 g/t Au over 3m), and 1.0 g/t Au over 19m (including 8.5 g/t over 1.5m).

2.

Cupid Zone: this zone, similar to the Jual, lies 3km to the west and contains mineralized float to 3.5g/t Au. Quartz and altered intrusive boulders, with disseminated sulfide, were uncovered over a 600m by 500m area near Twenty Mile Creek. Galena is the most common sulfide with minor pyrite.  The Jual Vein system and the Cupid zone may be connected on the basis of gold anomalous streams and reconnaissance soils with values up to 70ppb Au.

3.

Ten Grid: an open ended, 1.6km long gold/arsenic soil anomaly, with values up to 255 ppb Au and 1280 ppm As, occurs 4.5 km to the southeast of the Cupid Zone.  The anomaly covers the contact between a metasedimentary unit and an intrusion.  The strong correlation between gold and arsenic on the anomaly suggests that the style of mineralization here is distinct from that exposed in the Jual Vein System.

4.

Ten West: Quartz vein float with values up to 3.76g/t Au and reconnaissance soil anomalies to 150ppb Au and 220ppm As occur 2km to the southwest of the Ten Grid. The gold/arsenic signature and presence of arsenopyrite suggests a similarity and possible continuity between the Ten Grid and Ten West zones.

5.

Galena Creek-Five Mile: At the south end of the property, sheeted quartz veins with values up to 3.98g/t Au, quartz stringers carrying 5.36g/t Au, anomalous reconnaissance soils and local stream sediments exceeding 1g/t Au occur along trend of anomalies.

Much of the 10 Mile Creek Property has not been tested by soil or rock sampling.  After completion of a follow-up ground program (to commence shortly), Radius intends to test the above gold targets by drilling.

The Property was acquired in part by staking and in part under an option agreement with Bernie Kreft, a Yukon resident and renowned prospector.  The option agreement calls for cash and share payments to Mr. Kreft, and an initial sampling program.  As well, a 1.0% NSR is payable to Mr. Kreft and an underlying 1.5% NSR is payable to Teck Resources.  Radius has the right to reduce the Kreft NSR to 0.25% for $1.0 million.

The historic results reported above were outlined in Teck’s January 2001 assessment report “2000 Geological and Geochemical report on the Ten Mile Creek Property” filed with the Mining recorder’s Office, Dawson, Y.T in January 2001. The reader is cautioned that Radius has not yet completed sufficient work to verify Teck’s results. However, Teck’s exploration work is believed to be of high quality. Samples were prepared and assayed at Eco-Tech Labs, Kamloops. Gold was assayed by Fire Assay/AAS finish, and multi-element geochemistry by ICP Aqua Regia.

Mexico

Tlacolula

The Tlacolula Project consists of one concession covering 12,642 hectares.  Initial work on the property in 2007 included stream sediments sampling and prospecting, from which several stream sediment anomalies resulted with values ranging up to 819 ppb Ag and up to 53 ppb Au.  Follow-up work of one of these anomalies, 43km E-SE of the city of Oaxaca and northeast of the Taviche district, identified a >1km long north-northwest trending zone, called San Pablo Güila, of argillic alteration in andesites some 30 to 40m wide, with veins and breccia zones composed of mainly calcite and lesser quartz.  Disseminated pyrargyrite, acanthite, and pyrite are observed in the veins and in the breccias.  Twelve trenches were dug and sampled along a 670m strike length, confirming the presence of high grade silver mineralization, with results including a high of 1.3kg Ag / 0.3m in a small adit, and 199g/t Ag / 12.4m (incl. 366g/t Ag / 4.8m).  It is interpreted that the upper levels of an epithermal vein system are exposed, with significant down dip potential.

The San Pablo Güila mineralization is high priority for drilling.  Several other areas require follow-up, including at Teotitlan del Valle, an area of gold-bearing quartz veins ranging from 0.35 to 1.3m wide, with local vein zones up to 5.15m wide, which were identified by follow-up of regional drainage geochemical anomalies.  The best gold values exceed +10 g/t Au ppm Au with 29 ppm Ag/0.8m, while the best Ag value is 53.1ppm Ag with 0.33 ppm Au/5.15m.  There are several veins, up to 800m in strike length, which due to poor exposure, are evident mainly in the numerous small pits and collapsed adits.  This suggests the possibility of additional veins in the area.

No exploration work has been performed on the Tlacolula Property in 2009.  As the district is mainly silver, a joint venture partner is being sought to advance this property.

Ecuador

The Company has an option to acquire a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay Province, southern Ecuador. The Company does not expect to proceed with the Cerro Colorado Project before the option expires in November 2009.

Qualified Person: David Cass, the Company’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia,  and the Company’s Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2009:

	Second Quarter Ended June 30, 2009 ($)	First Quarter Ended March 31, 2009 ($)	Fourth Quarter Ended Dec. 31, 2008 ($)	Third Quarter Ended Sept. 30, 2008 ($)	Second Quarter Ended June 30, 2008 ($)	First Quarter Ended March 31, 2008 ($)	Fourth Quarter Ended Dec. 31, 2007 ($)	Third Quarter Ended Sept. 30, 2007 ($)
Total investment and other income	18,350	25,427	92,736	21,754	24,501	37,798	182,371	186,513
Net loss before income taxes	147,131	135,200	5,841,149	247,016	365,414	261,640	1,116,497	140,389
Basic and Diluted Net loss per share	0.00	0.00	0.12	0.00	0.01	0.00	0.02	0.00

Results of Operations

Corporate expenses in the quarter ended June 30, 2009 were $152,165 compared to $401,816 in the quarter ended June 30, 2008, a decrease of $249,651.  This decrease is partly due to the Company’s efforts to reduce costs during the latter part of the previous fiscal year. The decrease is also due to a non-cash compensation charge of $2,426 being charged to operations in the current quarter compared to $154,706 in the comparative quarter, a difference of $152,280.  While almost all corporate costs have decreased, the most notable reductions were in salaries and wages, consulting fees, travel and accommodation, and public relations.  Legal and accounting fees and amortization were the only items to increase significantly.

The net loss for the quarter ended June 30, 2009 was $147,131 compared to $365,414 for the quarter ended June 30, 2008, a decrease of $218,283.  The decrease is due to significantly lower corporate expenses in the current quarter as noted above.  Other income items such as investment income were less in the current quarter.  This is a result of the Company liquidating portions of its marketable securities to fund operations since the comparative period.

Corporate expenses in the six months ended June 30, 2009 were $323,533 compared to $669,865 in the six months ended June 30, 2008, a decrease of $346,332.  The Company’s efforts to reduce costs in the latter part of the previous fiscal year in conjunction with a decrease of $152,280 in non-cash compensation charges are the reasons for the overall decrease in corporate expenses.  All other costs, with the exception of amortization, decreased as well.  The most notable reductions were in salaries and wages, travel and accommodation, public relations, and consulting fees.

The net loss for the six months ended June 30, 2009 was $282,331 compared to $627,054 for the six months ended June 30, 2008, a decrease of $346,332.  As was the case with the quarterly comparison, the decrease in net loss was due to significantly lower corporate expenses.  The net effect of other income and expense items for each comparative period was similar, however, investment income was less in the current period for the same reason given in the quarterly comparison.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $2.26 million at December 31, 2008 to $1.54 million at June 30, 2009.  Working capital at June 30, 2009 was $1.67 million compared to $2.37 million at December 31, 2008.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments for a minimum of 12 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  The Company took steps in the latter half of 2008 to reduce operating and exploration expenditures to preserve its capital resources as much as possible until such time that market conditions improve.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six month period ended June 30, 2009. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties and in marketable securities consisting of short term notes, corporate bonds, pool fund bonds and preferred equities. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at June 30, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at June 30, 2009, cash totalling $210,123 (December 31, 2008 - $270,878) was held in US dollars, $8,501 (December 31, 2008 - $43,630) in Nicaragua Cordoba, $10,879 (December 31, 2008 - $14,268) in Guatemala Quetzal, $9,762 (December 31, 2008 - $7,527) in Mexican Pesos and $1,484 (December 31, 2008 - $1,168) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and marketable securities.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Mineral Properties Expenditures

During the six months ended June 30, 2009, the Company incurred the following expenditures on its mineral properties:

Nicaragua - $232,407 on exploration, including $103,927 for licences, rights and taxes, $62,159 for geological consulting, and $10,750 for salaries.

Mexico - $25,151 on exploration, including $5,572 for licences, rights and taxes, $5,839 for salaries, $4,675 for legal and accounting, and $2,876 for geological consulting.

Guatemala - $43,659 on exploration, including $24,601 for salaries, $5,308 for travel, and $4,675 for legal and accounting.

Peru - $62,059 on acquisition costs and $27,879 on exploration, including $21,719 for geological consulting and $5,829 for salaries.

Canada (Yukon) - $74,375 on acquisition costs and $27,662 on exploration, including $6,527 for geological consulting and $21,060 for transportation and accommodation.

Related Party Transactions

During the six months ended June 30, 2009, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the six months ended June 30,
	2009	2008
Expenses:
Management fees	$ 30,000	$ 30,000
Consulting	1,250	9,100
Salaries and benefits	25,813	47,502
Mineral property costs:
Geological consulting fees	13,750	116,600
Salaries and benefits	34,165	40,711
	$ 104,978	$ 243,913

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $334 (December 31, 2008: $8,401) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $124,837 (December 31, 2008: $168,877) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $20,900 (December 31, 2008: $10,082) payable to officers and Directors of the Company.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at August 27, 2009 is 53,548,488 common shares, and the following incentive stock options are currently outstanding:

No. of Options	Exercise Price	Expiry Date
50,000	$0.48	August 29, 2009
100,000	$0.56	October 21, 2009
150,000	$0.70	October 21, 2009
2,020,000	$0.70	February 21, 2011
835,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
950,000	$0.56	September 5, 2012
665,000	$0.26	May 5, 2013
4,820,000

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2008, except as described in “Changes in Accounting Policies” below. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes In Accounting Policies

Goodwill and Intangible Assets

Effective for interim and annual financial statements for years beginning on or after October 1, 2008, CICA Handbook Section 3064, Goodwill and Intangible Assets, will replace CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, and results in withdrawal of CICA Handbook Section 3450, Research and Development Costs, EIC-27, Revenues and Expenditures during the Pre-Operating Period and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA Handbook Section 1000, Financial Statement Concepts.  The adoption of this new standard did not have a material impact on the financial statements for the six months ended June 30, 2009.

Future Accounting Changes

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces existing guidance.  Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier adoption permitted.  If the Company chooses to adopt any one of these Sections, the other sections must also be adopted at the same time.  The Company is currently evaluating the impact of the adoption of these new sections on its financial statements.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.